On June 3, 2011, the fund changed its name to Credit Suisse Floating Rate High Income Fund (the "Fund"). The Fund will invest at least 80% of its assets, plus any borrowing for investment purposes, in high yield, fixed income securities. The high yield, fixed income securities in which the Fund will invest will primarily consist of senior secured floating rate loans issued by non-investment grade companies.